Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

December 3, 2008

WELLS FARGO & COMPANY

$3,000,000,000 3.00% Notes Due December 9, 2011

Issuer:	Wells Fargo & Company

Guarantor:	Federal Deposit Insurance Corporation (“FDIC”)

Title of Securities:	3.00% Notes Due December 9, 2011

Guarantee:	The Notes are guaranteed under the FDIC’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the Notes or June 30, 2012.

Note Type:	Senior unsecured

Trade Date:	December 3, 2008

Settlement Date (T+5):	December 10, 2008

Maturity Date:	December 9, 2011

Interest Rate:	3.00% per annum

Interest Payment Dates:	June 9 and December 9, commencing June 9, 2009, and at maturity

Aggregate Principal Amount

Offered:	$3,000,000,000

Price to Public (Issue Price):	99.883%, plus accrued interest, if any, from December 10, 2008

Underwriting Discount

(Gross Spread):	0.15%

All-in Price (Net of

Underwriting Discount):	99.733%, plus accrued interest, if any, from December 10, 2008

Net Proceeds:	$2,991,990,000

Benchmark:	UST 1.75 % due November 15, 2011

Benchmark Yield:	1.091%

Spread to Benchmark:	+195 basis points

Re-Offer Yield:	3.041%

Ratings:	On the basis of the FDIC guarantee, the Notes will be rated Aaa by Moody’s, AAA by Standard & Poor’s and AAA by Fitch. (Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.)

CUSIP:	949744AA4

Joint Bookrunners:	Banc of America Securities LLC (20.0%)
Goldman, Sachs & Co. (20.0%)
Morgan Stanley & Co. Incorporated (20.0%)
UBS Securities LLC (20.0%)

Joint Lead Managers:	Wachovia Capital Markets, LLC (8.5%)
Wells Fargo Brokerage Services, LLC (8.5%)

Junior Co-Managers:	Cabrera Capital Markets, LLC (1.0%)
Loop Capital Markets, LLC (1.0%)
Muriel Siebert & Co., Inc. (1.0%)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-(800)-294-1322 (Banc of America Securities LLC), 1-(866)-471-2526 (Goldman, Sachs & Co.), 1-(866)-718-1649 (institutional investors) (Morgan Stanley & Co. Incorporated) or 1-(877)-827-6444, ext. 561-3884 (UBS Securities LLC).